ALAMOS GOLD INC.

Suite 2010,120 Adelaide Street West

Toronto, Ontario

Canada    M5H 1T1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of Alamos Gold Inc. (the "Company") will be held at the TSX Broadcast & Conference Center, located at the street level of The Exchange Tower, 130 King St. West, Toronto, Ontario, on Friday, the 25th day of May, 2007 at the hour of 10:30 a.m. (local time), for the following purposes:

1.

To receive the report of the Directors to shareholders;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3.

To determine the number of Directors at seven;

4.

To elect seven Directors, and to fix their terms of office;

5.

To appoint Auditors and to authorize the Directors to fix their remuneration;

6.

To approve an ordinary resolution to amend the Company’s Stock Option Plan (the “Plan”); and

7.

To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the 2006 Annual Report (containing  the Company' audited consolidated financial statements for the fiscal year ended December 31, 2006), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and a Request for Financial Statements Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 20th day of April, 2007.

BY ORDER OF THE BOARD

/s/ John A. McCluskey

John A. McCluskey

President and Chief Executive Officer